EXHIBIT (a)(27)










FOR IMMEDIATE RELEASE


CONTACTS:

    Conrail Inc.                                Abernathy MacGregor Group
    Craig MacQueen                              Joele Frank/Matthew Sherman
    (215) 209-4594                              (212) 371-5999


            CONRAIL ANNOUNCES RESULTS OF SHAREHOLDERS VOTE;
              CONRAIL BOARD FULLY COMMITTED TO CSX MERGER


          Phildelphia, PA (January 23, 1997) -- Conrail Inc. (NYSE:
CRR) announced today that its shareholders had voted against the proposal to opt out of a Pennsylvania statute at its January 17 special meeting. The date for a new special meeting has not yet been determined.

          David M. LeVan, chairman, president and chief executive officer, said "The outcome of the shareholder meeting was not unexpected given Norfolk Southern's last-minute enticement to purchase 9.9% of the Conrail shares. Norfolk knew that our shareholders would support the CSX transaction, and made this offer solely to undermine this vote. The vote has no implications as to how our shareholders will ultimately decide on the CSX merger.

          "The Conrail Board of Directors remains fully committed to the CSX-Conrail merger and will not approve a transaction with Norfolk Southern."

          The results of the shareholder vote on January 17, with approximately 77 million shares properly voted, were that 49,898,715 shares voted against the opt out proposal, 26,782,745 shares voted for the opt out proposal and 313,066 shares voted to abstain.

          Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec. Conrail's home page on the Internet can be reached at http://www.CONRAIL.com.



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